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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascendiant Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18881 VonKarmon Ave. - 16th Floor
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Blvd., Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascendiant Capital Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO & Financial Operations Princip

Title

Notary Public

ANGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENDIANT CAPITAL MARKETS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

This report is filed in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

ASCENDIANT CAPITAL MARKETS, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Ascendiant Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascendiant Capital Markets, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Ascendiant Capital Markets, LLC's auditor since 2019.

Denver, Colorado
February 28, 2020

Member of msi Global Alliance
Independent Legal & Accounting Firms

ASCENDIANT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

ASSETS:		
Cash	$	20,929
Due from clearing broker		394,861
Securities owned, at fair value		152,450
Deposit with clearing broker		100,000
Accounts receivable		61,312
Fixed Assets (net of accumulated depreciation)		335
Prepaid assets		106
Total assets		**$ 729,993**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	268,254
Commissions and salaries payable		121,067
Accounts payable and accrued expenses		91,971
Securities sold, not yet purchased, at fair value		21,936
Other liabilities		21,330
Total liabilities		**524,558**
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 7)		
MEMBER'S EQUITY (Note 3)		205,435
Total liabilities and member's equity		**$ 729,993**

The accompanying notes are an integral part of these audited financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendiant Capital Markets, LLC (the "Company") is a single member limited liability company and was organized in the State of Nevada on January 4, 2010. The Company was approved on February 28, 2011 to operate as a securities broker-dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from proprietary trading and the sale of securities on a fully disclosed basis. The Company is a wholly owned subsidiary of Ascendiant Capital Partners, LLC ("Parent").

Exemptive Provisions

The Company, under Rules 15c3-3(k)(2)(i) and (k)(2)(ii), is exempt from both the customer reserve requirement and the possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Securities Valuation

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Valuation *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities for active markets and Level 2 securities for thinly traded markets.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records the profit or loss on proprietary transactions, commission revenue and related expenses on a settlement date basis. Investment banking fees earned from providing merger and acquisition and other advisory services to clients are recognized at the time of successful consummation of that transaction. Recurring investment banking retainer fees and due diligence fees are recognized over the period of the engagement. Interest and dividend income are recognized in the period earned.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2019. ASC Topic 606 had no material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2019.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent's members report these on their individual income tax returns. There is no entity level tax for the Company for federal income tax purposes. The State of California imposes an $800 annual tax per year and a gross receipts fee based on total revenue from all sources reportable to the state.

ASCENDIANT CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes *(continued)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense and penalties have been recognized as of and for the year ended December 31, 2019.

NOTE 2 - RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2018. Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements. The Company adopted Accounting Standards Codification 820 – Revenue from Customer Contract ("ASC 606"). ASC 606 was originally issued in Accounting Standards Update (ASU) 2014-09 and Topic 606).

The Company did not have any operating leases in effect during the year ended December 31, 2019.

NOTE 3 - NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $113,878 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.41 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company filed the appropriate net capital early warning notices with the SEC and FINRA upon discovery that the Company's net capital fell below the early warning threshold of SEC Rule 17a-11. Additionally, the Company filed a notification with the SEC and FINRA due to a material inadequacy regarding the Company's books and records.

NOTE 4 - SETTLEMENTS AND FUTURE PAYMENTS

The Company has a promissory note with FINRA from 2018 resulting to an Acceptance, Waiver and Consent agreement with the agency. The promissory note requires monthly payment of principal and interest. The Company paid a total of $22,046 in principal and interest during the year ended December 31, 2019. As of December 31, the Company has a total remaining principal balance of $21,330 on the promissory note which is scheduled to be paid off in April of 2021.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2019.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2019
Securities owned:				
Common stock, including exchange traded funds	$ 152,450	$ -	$ -	$ 152,450
Securities sold, not yet purchased:				
Common stock, including exchange traded funds	$ 21,936	$ -	$ -	$ 21,936

The Company did not have significant transfers between Level 1 and Level 2 during the period ended December 31, 2019.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2019. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company's financial instruments, including due from clearing broker, deposit with clearing broker, accounts receivables, accounts payable and accrued expenses, commissions and salaries payable and due to clearing broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

The Company also maintains its cash balances in a financial institution, which at times may exceed federally insured limits. As of December 31, 2019, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company is not aware of any additional events that occurred subsequent to the balance sheet date but prior to the filing of this report that would require disclosure and/or adjustments.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Ascendiant Capital Markets, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Ascendiant Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 28, 2020

Member of msi Global Alliance
Independent Legal & Accounting Firms

ASCENDIANT CAPITAL MARKETS, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2019

To the best knowledge and belief of Ascendiant Capital Markets, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for all activities relating to the private placement of securities.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019 for all activities relating to the private placement of securities.

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934 for all securities activities conducted on a fully disclosed basis with its clearing firm.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019 for all securities activities conducted on a fully disclosed basis with its clearing firm.

Michael O. Brown
CFO & Financial and Operations Principal